SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒     Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form,  the  registrant  is  also  thereby  furnishing  the  information  to  the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ FEDERICO REYES

Federico Reyes
Chief Financial Officer

Date:  March 10, 2005

FEMSA Stockholders Approve Dividend for 660 Million Pesos

          MONTERREY, Mexico, March 10 /PRNewswire-FirstCall/ -- Fomento Economico Mexicano, S.A. de C.V. (“FEMSA” or “the Company”) (NYSE: FMX; BMV: FEMSAUBD), the leader in Latin Beverages, held its Annual General Ordinary Stockholders Meeting today, at which shareholders approved the annual report for 2004 presented by the Board of Directors, the consolidated financial statements for 2004, the declaration of the dividend corresponding to fiscal year 2004, and the composition of the Board of Directors for 2005.

          The stockholders approved the payment of a dividend in the amount of 660 million pesos.

          The dividend will be paid on May 10, 2005, upon submittal of Coupon Number 3, as follows: 0.111163 pesos for each Series B share and 0.138954 pesos for each Series D share.  This corresponds to actual dividend payments of 0.666981 pesos for each BD Unit and 0.555817 pesos for each B Unit.  Therefore, each ADR will receive a dividend payment of 6.67 pesos.

          In addition, stockholders approved 3,000 million pesos as the maximum amount that could potentially be used in stock repurchases, as per Mexican legislation.

          Jose Antonio Fernandez Carbajal, Chairman and CEO of FEMSA, commented, “Through constant focus and discipline in all of our operations, we have delivered 10 years of consistent profitable growth.  Over this period of time, our total revenues and income from operations have grown in dollar terms at a compounded annual growth rate of 16.3% and 19.5%, respectively.  These results underscore our ability to grow successfully in complex market environments.”

          Mr. Fernandez added, “In 2004, our team successfully surpassed the goals we set.  At Coca-Cola FEMSA, we improved the level of profitability in Venezuela and Brazil, achieved record levels of profitability in Argentina, increased consumption per capita in Central America, and sequentially improved growth in income from operations in Colombia and Mexico.  At FEMSA Cerveza, we profitably increased our domestic market share and achieved solid results in exports to the US.  The repurchase of 30% of FEMSA Cerveza’s capital and the commercial alliance with Heineken USA and Coors Brewing Co. brings us the needed flexibility to continue growing our volumes profitably and further advance our revenue management strategies and the development of our portfolio of brands.  Finally at FEMSA Comercio, Oxxo continues to be the fastest growing and largest convenience store chain in Latin America, achieving total revenue growth of over 24% during the year.

          All of these achievements were possible thanks to the talent, creativity, discipline, and commitment of the more than 88 thousand employees across FEMSA.”

          The Board of Directors was appointed as follows:

BORRAD OF DIRECTORS 2005
SERIES “B”

	MEMBERS	SPECIFIC ALTERNATE

HONORARY LIFE CHAIRMAN	Eugenio Garza Laguera	Paulina Garza Gonda de Marroquin
CHAIRMAN	Jose Antonio Fernandez Carbajal	Federico Reyes Garcia
	Eva Garza Gonda de Fernandez	Barbara Garza Gonda
	Jose Calderon Rojas	Francisco Jose Calderon Rojas
	Consuelo Garza de Garza	Alfonso Garza Garza
	Max Michel Suberville	Max Michel Gonzalez
	Alberto Bailleres	Arturo Fernandez Perez
	F. Javier Fernandez Carbajal	Javier Astaburuaga Sanjines
	Ricardo Guajardo Touche	Ricardo Gonzalez Sada
	Alfredo Livas Cantu	Jose Gonzalez Ornelas
	Roberto Servitje Sendra	Juan Guichard Michel
	Carlos Salguero	Eduardo Padilla Silva
	Mariana Garza Gonda de Trevino	Carlos Salazar Lomelin
	Jose Manuel Canal Hernando	Othon Paez Garza

SERIES “D”

	Luis Tellez Kuenzler	Armando Garza Sada
	Alexis E. Rovzar de la Torre	Lorenzo Garza Hinojosa
	Helmut Paul	Antonio Elosua Muguerza
	Lorenzo H. Zambrano Trevino	Francisco Garza Zambrano
	Robert E. Denham	Sergio Deschamps Ebergenyi

STATUTORY AUDITORS:	Ernesto Gonzalez Davila	Ernesto Cruz Velasquez de Leon
SECRETARIES:	Alfredo Livas Cantu	Carlos E. Aldrete Ancira

          FEMSA is the leading beverage company in Latin America. It controls an integrated beverage platform that comprises the largest Coca-Cola bottler in the region, Coca-Cola FEMSA; the second largest brewer in Mexico and important beer exporter to the United States, FEMSA Cerveza; and Oxxo, the largest and fastest growing convenience store chain in Mexico with over 3,460 stores.

          This report may contain certain forward-looking statements concerning FEMSA’s future performance that should be considered as good faith estimates made by the Company.  These forward-looking statements reflect management expectations and are based upon currently available data.  Actual results are subject to future events and uncertainties, which could materially impact the Company’s actual performance.

SOURCE  FEMSA
          -0-                                          03/10/2005
          /CONTACT:  Investors: Alan Alanis, +52-818-328-6211,
alan.alanis@femsa.com.mx, or Emily Klingbeil, +52-818-328-6189,
emily.klingbeil@femsa.com.mx, or Media: Jaime Toussaint, +52-818-328-6202,
jtouelo@femsa.com.mx, or Carolina Alvear, +52-818-328-6046,
calvsev@femsa.com.mx, all of FEMSA /
          /Web site:  http://www.femsa.com /